Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

August 15, 2014

VIA EDGAR

Justin Kisner, Esq.

US Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.

Re:	Energie Holdings, Inc.
Preliminary Information Statement on Schedule 14C
Filed July 16, 2014
File No. 000-28562

Dear Mr. Kisner:

In accordance with our telephone conversation of this date, this letter is intended to respond to the staff’s comment letter dated August 8, 2014 relating to the above referenced matter. Please be advised that the Registrant proposes to include the following language at the end of the section of the 14C entitled Outstanding Shares and Purpose of the Amendment:

“We have several obligations to issue shares out of our authorized capital, including the issuance of 1,354,280 shares of our Common Stock in favor of Wellington Shields & Co, LLC, a registered broker-dealer (“Wellington”) relevant to an engagement agreement we executed with them wherein they have agreed to raise $25 million in equity capital, to be utilized for future acquisitions. As of the date of this Information Statement, we have no definitive agreement to acquire any other entity but are engaged in discussions regarding the same. We will need the additional shares to issue in exchange for the equity capital to be raised by Wellington. It is also possible that we will issue additional shares as part of the terms of an acquisition.

We also have an additional commitment to issue shares of our common stock to Dutchess Opportunity Fund II LP (“Dutchess”). As we have previously disclosed, we signed an Investment Agreement with Dutchess in July 2014, wherein Dutchess has agreed to purchase up to $5,000,000 worth of our Common Stock at a price equal to 94% of the market price of our Common Stock pursuant to a specific formula outlined in our prior filings, subject to our filing a registration statement with the SEC to register the shares proposed to be issued to Dutchess.

Finally, we have various commitments to issue additional shares of our Common Stock to various parties in exchange for services to be rendered in the future, including shares to our legal counsel and others. We do not consider the amount of shares to be issued in this regard to be material.

We have no other plans, proposals or arrangements, written or otherwise, to issue any additional of our securities as of the date of this Information Statement.”

In the event you have any questions or concerns regarding this new disclosure, or otherwise wish to discuss this matter please do not hesitate to contact the undersigned.

Thank you for your cooperation in this matter.

Yours truly,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

For the Firm

cc:	H. Hansen, President (via e mail only)
Energie Holdings, Inc.

AIT/ddk